UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On May 10, 2010, CIBT Education Group Inc. (the “Company”) announced that it has received conditional approval to list its common shares for trading on the Toronto Stock Exchange. The Company plans to effect the listing on or before July 22, 2010.

The Company’s trading symbol, “MBA”, will remain unchanged. Its common shares are currently listed on the NYSE Amex in the United States and the TSX Venture Exchange in Canada. In advance of graduating to the Toronto Stock Exchange, the Company will delist its common shares from the TSX Venture Exchange.

On May 6, 2010, the Company announced that it granted 80,000 stock options to certain insiders under its stock option plan. The stock options are exercisable at a price of $0.80 per share for a period of three years.

A copy of the Company’s news releases announcing conditional approval to list on the Toronto Stock Exchange and the grant of stock options are attached as exhibits 99.1 and 99.2 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	May 10, 2010 News Release – “CIBT Receives Conditional Approval for Toronto Stock Exchange Listing”
99.2	May 6, 2010 News Release – “CIBT Provides Clarification on its 2nd Quarter Filing Notice and Reports Stock Option Grant”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: May 10, 2010	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer